EXHIBIT 99.5
Satyam Computer Services Limited

Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

Satyam Computer Services Limited

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii) Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last

Satyam Computer Services Limited

used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

Satyam Computer Services Limited

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise

Satyam Computer Services Limited

price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year/period in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at June 30, 2005

Rs. in lakhs
		As at	As at	As at
	Schedule	30.06.2005	30.06.2004	31.03.2005
	Reference	(Unaudited)	(Unaudited)	(Audited)

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	15,515.39	15,437.20	15,486.31
(b) Share application money, pending allotment		293.45	21.68	44.66
(c) Reserves and Surplus	2	336,834.92	272,050.36	314,281.29

		352,643.76	287,509.24	329,812.26

2. Minority Interest		454.74	—	—

3. Loan Funds
(a) Secured Loans	3	3,347.56	972.68	1,892.00

		356,446.06	288,481.92	331,704.26

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		111,475.83	89,696.37	101,422.25
(b) Less: Depreciation		73,762.51	62,634.32	70,565.09

(c) Net Block		37,713.32	27,062.05	30,857.16
(d) Capital Work in Progress		7,374.93	4,211.06	6,928.68

		45,088.25	31,273.11	37,785.84

2. Investments	5	7,324.84	11,313.72	7,631.41

3. Deferred Tax Assets (net)	6	900.75	633.65	1,070.96

4. Current Assets, Loans and Advances
(a) Inventories	7	18.23	32.81	18.53
(b) Sundry Debtors	8	90,102.19	67,100.48	78,046.52
(c) Cash and Bank Balances	9	245,465.87	199,836.14	237,013.26
(d) Loans and Advances	10	10,420.92	8,289.01	11,475.44
(e) Other Current Assets
- Interest Accrued on Fixed Deposits		4,592.78	11,025.48	2,446.76

		350,599.99	286,283.92	329,000.51

Less: Current Liabilities and Provisions
(a) Liabilities	11	27,261.46	23,816.14	24,828.69
(b) Provisions	12	20,206.31	17,206.34	18,955.77

		47,467.77	41,022.48	43,784.46

Net Current Assets		303,132.22	245,261.44	285,216.05

		356,446.06	288,481.92	331,704.26

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director & Sr. Vice President — Finance	Vice President (Corp. Affairs)
& Company Secretary

Place : Secunderabad
Date : July 21, 2005

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter Ended June 30, 2005

Rs. In lakhs
		Quarter ended	Quarter ended	Year Ended
	Schedule	30.06.2005	30.06.2004	31.03.2005
	Reference	(Unaudited)	(Unaudited)	(Audited)

Income
Services
- Exports		101,682.19	74,577.89	338,695.48
- Domestic		4,188.33	3,407.71	13,389.43
Other Income	13	2,341.83	3,087.36	8,683.23

		108,212.35	81,072.96	360,768.14

Expenditure
Personnel Expenses	14	63,907.08	43,974.29	202,610.91
Cost of Software and Hardware sold	15	20.30	23.01	99.48
Operating and Administration Expenses	16	17,871.72	14,580.13	62,555.46
Financial Expenses	17	46.91	23.08	91.19
Depreciation		3,131.07	2,705.39	11,329.85
Miscellaneous Expenditure Written Off		4.56	222.54	215.83

		84,981.64	61,528.44	276,902.72

Profit Before Taxation		23,230.71	19,544.52	83,865.42
Provision for Taxation — Current		3,393.38	3,112.00	12,299.13
— Fringe benefit		356.47	—	—
— Deferred		170.22	(104.34)	(541.66)
— Earlier years		—	(1.40)	(1.40)

Profit After Taxation and Before share of loss in associate company		19,310.64	16,538.26	72,109.35
Share of loss in associate company		(306.57)	(163.65)	(944.86)
Minority Interest		15.65	—	—
Profit After Taxation and share of loss in associate company		19,019.72	16,374.61	71,164.49

Add: Balance brought forward from previous year		125,280.49	79,675.28	79,675.28

Profit Available for Appropriation		144,300.21	96,049.89	150,839.77
Appropriations :
Interim Dividend (2004 - Rs.2.00 per Equity Share)				6,362.64
Interim Dividend (2005 - Rs.3.00 per Equity Share)		—	—	9,600.46
Tax on distributed profits		—	—	2,086.18
Transfer to General Reserve		—	—	7,510.00

Balance carried to Balance Sheet		144,300.21	96,049.89	125,280.49

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		5.95	5.17	22.40
Diluted		5.81	5.09	21.93

No. of Shares used in computing Earnings Per Share
Basic		319,854,748	316,578,367	317,751,639
Diluted		327,205,545	321,428,137	324,445,776

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas
Director & Sr. Vice President — Finance	G. Jayaraman
Vice President (Corp. Affairs)
& Company Secretary

Place : Secunderabad
Date : July 21, 2005

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. In lakhs
		As at	As at	Year Ended
		30.06.2005	30.06.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)

1.	Share Capital

	Authorised :
	37,50,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00	7,500.00

	100,000,000 (June 30, 2004 - 100,000,000; March 31, 2005 - 100,000,000) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	10,000.00	10,000.00	10,000.00

	Issued and Subscribed :
	320,719,335 (June 30, 2004 - 316,809,901; March 31, 2005 - 319,265,291) Equity Shares of Rs. 2 each fully paid-up	6,414.39	6,336.20	6,385.31

	91,009,999 (June 30, 2004 - 91,009,999; March 31, 2005 - 91,009,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	9,101.00	9,101.00	9,101.00
	(Refer note (c) of Schedule 18 )

		15,515.39	15,437.20	15,486.31

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

64,039,698 (June 30, 2004 - 33,671,040; March 31, 2005 - 34,016,154) Equity Shares of Rs. 2 each fully paid-up represent 32,019,849 (June 30, 2004 - 16,835,520 March 31, 2005 - 17,008,077) American Depository Shares

6,179,335 (June 30, 2004 - 2,269,901; March 31, 2005 - 4,725,291) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS )

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	89,094.11	82,492.33	82,492.33
	Add: Received on account of issue of ADS / ASOP	3,617.14	1,190.85	6,601.78

		92,711.25	83,683.18	89,094.11

	Capital Reserve
	As at the commencement of the year	72,013.86	71,866.60	71,866.60
	Add: Gain/(loss) on dilution in share holding of associate company	—	40.25	141.01
	Investment Subsidy	—	—	6.25

		72,013.86	71,906.85	72,013.86

	General Reserve
	As at the commencement of the year	28,314.89	20,804.88	20,804.89
	Add : Transfer from the Profit and Loss Account	—	—	7,510.00

		28,314.89	20,804.88	28,314.89

	Currency Translation Reserve	(585.70)	(487.72)	(502.47)

	Employee Stock Options
	Employee Stock Options Outstanding	80.41	93.58	80.41
	Less: Deferred Employee Compensation	—	0.30	—

		80.41	93.28	80.41

	Balance in Profit and Loss Account	144,300.21	96,049.89	125,280.49

		336,834.92	272,050.36	314,281.29

3.	Secured Loans

	External Commercial Borrowing	1,500.00	—	—
	Working Capital Loans	435.10	12.94	116.61
	Export Packing Credit	19.09	—	734.87
	Vehicle Loans	1,393.37	959.74	1,040.52

		3,347.56	972.68	1,892.00

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet
4. Fixed Assets

Rs. in lakhs
	GROSS BLOCK					DEPRECIATION					NET BLOCK
		Acquisition					Acquisition				As at	As at
	Cost	of subsidiary		Deletions/	Cost	As at	of subsidiary	For the	Deletions/	As at	30.06.2005	31.03.2005
DESCRIPTION	01.04.2005	company +	Additions	Adjustments	30.06.2005	01.04.2005	company+	period @	Adjustments	30.06.2005	(Unaudited)	(Audited)
1. Goodwill	1,572.45	5,104.73	—	—	6,677.18	—		—	—	—	6,677.18	1,572.45
2. Land & Land Development
—Freehold*	2,674.98		—	—	2,674.98	—		—	—	—	2,674.98	2,674.98
—Leasehold	813.30		—	—	813.30	1.97		0.10	—	2.07	811.23	811.33

3. Buildings**	5,925.03		515.55	—	6,440.58	1,052.11		51.84	—	1,103.95	5,336.63	4,872.92

4. Plant and Machinery	71,855.09	29.60	2,984.28	—	74,868.97	55,788.50	7.69	2,555.43	—	58,351.62	16,517.35	16,066.59
(Including Computers)

5. Office Equipment	1,935.24	125.44	203.56	0.09	2,264.15	1,129.28	55.72	104.13	0.01	1,289.12	975.03	805.96

6. Furniture, Fixtures	14,182.61	184.80	762.36	17.11	15,112.66	11,699.87	83.10	288.84	12.75	12,059.06	3,053.60	2,482.74
and Interiors

7. Vehicles	2,463.55		297.12	136.66	2,624.01	893.36		130.08	66.75	956.69	1,667.32	1,570.19

Total	101,422.25	5,444.57	4,762.87	153.86	111,475.83	70,565.09	146.51	3,130.42	79.51	73,762.51	37,713.32	30,857.16

As at 30.06.2004	87,612.17	—	2,256.15	171.95	89,696.37	60,037.13		2,706.08	108.89	62,634.32	27,062.05

*	Includes Rs.264.02 lakhs (2005 — Rs.264.02 lakhs) in respect of which deed of conveyance is pending.

**	Includes Rs.2,644.04 lakhs (2005 — Rs.2,128.49 lakhs) constructed on leasehold land.

@	Depreciation for the year includes Rs.0.65 lakhs considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

+	Refer note (g) of schedule 18

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in lakhs
				As at 30.06.2005		As at 30.06.2004		As at 31.03.2005
				(Unaudited)		(Unaudited)		(Audited)

5.			Investments

a)			Long Term
i)			Trade (Unquoted )

			Investment in Associate Companies

			Sify Limited		7,324.68		8,311.70		7,631.25
			11,182,600 Equity Shares of Rs. 10 each, fully paid-up

			Other Investments

			Jasdic Park Company	75.18		75.18		75.18
			(480 Shares of J Yen 50,000 each, fully paid-up)
			Less: Received on liquidation	26.31		26.31		26.31
			Less : Provision for diminution	48.87		48.87		48.87	—

			Intouch Technologies Limited	1,090.18		1,090.18		1,090.18
			(833,333 Shares of 20 US cents each, fully paid-up)
			Less : Provision for diminution	1,090.18		1,090.18		1,090.18	—

			Medbiquitious Services Inc.,	157.08		157.08		157.08
			(3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)
			Less : Provision for diminution	157.08		157.08		157.08	—

			Avante Global LLC.,	254.36		254.36		254.36
			(577,917 class ‘A’ units representing a total value of US Dollars 540,750, fully paid-up )
			Less : Provision for diminution	254.36		254.36		254.36	—

ii)			Non Trade (Unquoted)

			National Savings Certificates,VIII Series (Lodged as security with government authorities )		0.16		0.16		0.16

	b	)	Current Investments (Other than trade — Quoted)

			Birla Cash Plus Retail Plan		—		500.29		—
			Nil units (June 2004 - 3,060,668 units) (March 2005 - Nil) of Rs.10 each fully paid-up)
			HSBC Cash Fund		—		500.31		—
			Nil units (June 2004 - 4,792,929 units) (March 2005 - Nil) of Rs.10 each fully paid-up)
			HDFC Cash management Fund		—		500.32		—
			Nil units (June 2004 - 4,703,844 units) (March 2005 - Nil) of Rs.10 each fully paid-up)
			Prudential ICICI Institutional Liquid Fund		—		1,000.65		—
			Nil units (June 2004 - 8,444,132 units) (March 2005 - Nil) of Rs.10 each fully paid-up)
			Templeton India Floating Rate Fund		—		500.29		—
			Nil units (June 2004 - 5,000,329 units) (March 2005 - Nil) of Rs.10 each fully paid-up)

					7,324.84		11,313.72		7,631.41

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet
Rs. In lakhs

		As at	As at	Year Ended
		30.06.2005	30.6.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)

6.	Deferred Tax Assets/(Liabilities)

	Debtors	956.43	814.42	1,039.76
	Advances	69.95	74.55	76.04
	Fixed Assets	(1,369.10)	(1,070.02)	(1,286.81)
	Others	1,243.47	814.70	1,241.97

		900.75	633.65	1,070.96

7.	Inventories

	Traded software and hardware	18.23	32.81	18.53

		18.23	32.81	18.53

8.	Sundry Debtors (Unsecured)

	Considered good *
	(a) Over six months old	2,650.46	1,922.53	2,647.93
	(b) Other debts	87,451.73	65,177.95	75,398.59

		90,102.19	67,100.48	78,046.52
	Considered doubtful	7,612.26	6,418.67	7,647.97

		97,714.45	73,519.15	85,694.49
	Less: Provision for doubtful debts	7,612.26	6,418.67	7,647.97

		90,102.19	67,100.48	78,046.52

*	Debtors include Unbilled Revenue Rs.7,378.37 lakhs (June 30, 2004 — Rs.3,927.63 lakhs; March 31, 2005 — Rs.7,227.54 lakhs)

9.	Cash and Bank Balances*

	Cash on hand	29.99	19.58	20.99
	Remittances in Transit	—	—	6,663.69

	Balances with Scheduled Banks
	- On Current accounts	55,273.50	46,506.44	40,011.55
	- On Deposit accounts	179,968.69	147,613.82	180,623.77
	Unclaimed Dividend Accounts	453.55	351.07	458.28

	Balances with Non-Scheduled Banks**
	- on Current Accounts	9,740.14	5,345.08	9,234.98
	- on Deposit Accounts	—	0.15	—

		245,465.87	199,836.14	237,013.26

*	Includes unutilised amount of ADS issue proceeds — Rs. 33,065.15 lakhs (June 30, 2004 Rs.39,214.12 lakhs; March 31, 2005 — Rs. 39,214.12 lakhs)

**	Refer note (h) of Schedule 18

10.	Loans and Advances

	(Considered good unless otherwise stated)

	Loans and Advances
	Secured - Loans	21.08	29.39	22.09

	Unsecured - Advances recoverable in cash or in kind or for value to be received	6,085.08	5,003.35	7,228.39
	- Deposits	4,314.76	3,256.27	4,224.96
	Considered doubtful - Advances	1,441.91	1,401.28	1,441.92

		11,862.83	9,690.29	12,917.36
	Less: Provision for doubtful advances	1,441.91	1,401.28	1,441.92

		10,420.92	8,289.01	11,475.44

11.	Liabilities

	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—	—
	- Dues to other than small scale industrial undertakings	19,744.13	18,553.62	17,093.94
	Advances from Customers	100.95	183.46	101.37
	Unearned Revenue	2,938.97	782.68	2,464.29
	Investor Education Protection Fund - Unclaimed Dividends	453.55	351.07	458.28
	Other Liabilities	4,023.86	3,945.31	4,710.81

		27,261.46	23,816.14	24,828.69

12.	Provisions

	Provision for Taxation (Less payments)	5,612.57	4,884.41	4,663.72
	Proposed Dividend (Including tax thereon)	10,855.12	10,032.34	10,855.12
	Provision for Gratuity and Leave Encashment	3,738.62	2,289.59	3,436.93

		20,206.31	17,206.34	18,955.77

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account
Rs. In lakhs

		Quarter Ended	Quarter Ended	Year Ended
		30.6.2005	30.6.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)

13.	Other Income
	Interest on Deposits - Gross
	{Tax Deducted at Source Rs.621.28 lakhs} (June 30, 2004 - Rs.486.33 lakhs; March 31, 2005 - Rs.2,090.52 lakhs)	2,774.82	2,374.85	10,017.88
	Dividends from Current Investments - Trade	—	1.85	10.66
	Profit on sale of current investments - Trade	—	6.35	19.22
	Loss on exchange fluctuations (net)	(482.55)	586.91	(2,083.28)
	Provision no longer required written back	—	47.08	490.97
	Miscellaneous Income	49.56	70.32	227.78

		2,341.83	3,087.36	8,683.23

14.	Personnel Expenses

	Salaries and bonus	59,624.92	41,084.90	187,634.51
	Contribution to Provident and other funds	3,922.14	2,692.29	13,686.23
	Staff welfare expenses	360.02	196.86	1,302.55
	Employee stock compensation expense	—	0.24	(12.38)

		63,907.08	43,974.29	202,610.91

15.	Cost of software and hardware sold

	Opening inventory	18.53	48.78	48.78
	Add: Purchases (net of returns)	20.00	7.04	69.23
	Less: Closing inventory	18.23	32.81	18.53

		20.30	23.01	99.48

16.	Operating and Administration Expenses

	Rent	1,788.29	1,140.87	5,629.83
	Rates and taxes	234.26	91.70	1,040.05
	Insurance	322.86	288.17	1,190.90
	Travelling and conveyance	5,926.09	4,221.34	18,506.67
	Communication	1,847.87	1,214.27	5,891.96
	Printing and stationery	160.99	163.75	557.81
	Power and fuel	753.57	453.04	2,038.94
	Advertisment	223.07	132.32	489.15
	Marketing expenses	1,405.89	1,621.16	5,664.11
	Repairs and maintenance
	- Buildings	14.06	28.86	89.26
	- Machinery	190.21	255.12	1,127.78
	- Others	335.53	225.15	1,226.52
	Security services	55.25	46.94	211.96
	Legal and professional charges	2,078.96	2,018.40	7,763.23
	Provision for doubtful debts and advances	—	525.80	1,796.55
	Loss on sale of Fixed assets (net)	30.76	42.80	118.09
	Directors’ sitting fees	0.60	0.70	4.30
	Auditors’ remuneration	19.97	19.80	92.18
	Donations and contributions	57.44	5.87	157.27
	Subscriptions	33.88	70.87	264.74
	Training and development	448.98	264.06	1,183.15
	Research and development	97.77	114.58	288.09
	Software charges	515.87	569.22	3,316.63
	Managerial Remuneration
	- Salaries	39.17	8.70	34.80
	- Commission	12.00	12.00	82.80
	- Contribution to P.F.	1.04	1.04	4.18
	- Others	5.23	4.15	16.59
	Visa charges	723.31	420.98	1,719.31
	Miscellaneous expenses	548.80	618.47	2,048.61

		17,871.72	14,580.13	62,555.46

17.	Financial Expenses

	Interest on working capital loans	9.45	2.26	6.55
	Interest on term loans	10.44	—	—
	Other finance charges	27.02	20.82	84.64

		46.91	23.08	91.19

Satyam Computer Services Limited

18.	Notes to Accounts
a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

		Country of	Extent of Holding (%) as at
Sl. No.	Name of the Company	Incorporation	June 30, 2005

	Subsidiaries/Sub-Subsidiary :

1.	Nipuna Services Limited	India	100.00

2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00

3.	Satyam Technologies, Inc.	USA	100.00

4.	Citisoft Plc.*	UK	75.00

5.	Citisoft Inc.*	USA	75.00
	Associate :

6.	Sify Limited	India	31.61

	Joint Ventures :

7.	CA Satyam ASP Private Limited	India	50.00

8.	Satyam-Venture Engineering Services Private Limited	India	50.00

The reporting date for all the above companies is March 31 except Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd. and Citisoft Inc. for which the reporting date is December 31 and for Citisoft Plc. it is April 30.

*Citisoft Plc has been consolidated with effective date of May 12, 2005, the date of acquisition.
b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held in May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Satyam Computer Services Limited

Accordingly, options (net of cancellations) for a total number of 27,613,194 equity shares of Rs. 2 each were outstanding as at June 30, 2005 (June 30, 2004 — 23,761,495; March 31, 2005 - 26,830,315).
Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the year	26,830,315	17,510,481	17,510,481

Granted	2709,117	7,138,806	14,205,757

Exercised	(1,430,500)	(527,123)	(2,637,399)

Cancelled	(495,738)	(360,669)	(2,248,524)

At the end of the period	27,613,194	23,761,495	26,830,315

iii)	Associate Stock Option Plan (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,388,869 ADS (June 30, 2004 — 1,349,391, March 31, 2005 — 1,257,901) representing 2,777,738 equity shares of Rs. 2 each were outstanding as at June 30, 2005 (June 30,2004 — 2,698,782, March 31,2005 — 2,515,802).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the year	1,257,901	1,181,432	1,181,432

Granted	142,740	184,694	366,724

Exercised	(11,772)	(15,534)	(188,091)

Cancelled	—	(1,201)	(102,164)

At the end of the period	1,388,869	1,349,391	1,257,901

2)	Stock Option Scheme of Nipuna Services

In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) be issued to employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

As at June 30, 2005, 813,578 options at weighted average exercise price of Rs. 80 being the fair market value per share were outstanding.

Satyam Computer Services Limited

c)	Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Quarter ended June 30,		Year ended
	Particulars	2005	2004	March 31, 2005
		(Unaudited)	(Unaudited)	(Audited)

1.	Profit After Taxation and share of loss in associate company (Rs. in lakhs )
	- As reported (Rs. in lakhs)	19,019.72	16,374.61	71,164.49
	- Pro forma (Rs. in lakhs)	15,998.39	13,924.92	61,922.11

2.	Earnings per share:
	Basic
	- No. of shares	319,854,748	316,578,367	317,751,639
	- EPS as reported (Rs.)	5.95	5.17	22.40
	- Pro forma EPS (Rs.)	5.00	4.40	19.49
	Diluted
	- No. of shares	327,205,545	321,428,137	324,445,776
	- EPS as reported (Rs.)	5.81	5.09	21.93
	- Pro forma EPS (Rs.)	4.89	4.33	19.09

     The following assumptions were used for calculation of fair value of grants:

	Quarter ended June 30,		Year ended
	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

Dividend yield	0.75%	0.61%	0.75%
Expected volatility	60.00%	69.00%	60.61%
Risk-free interest rate	7.00%	7.00%	7.00%
Expected term (in years)	1.83	2.38	2.04

d)	Convertible Redeemable Cumulative Preference Shares

Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

e)	Share application money pending allotment

Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

Satyam Computer Services Limited

f)	Secured Loans

External Commercial Borrowing taken by Nipuna Services is secured by way of movable and immovable property.

Working capital loans taken by joint venture companies are secured by way of first charge by hypothecation of all moveable assets forming part of their current assets, both present and future.

Export Packing Credit loan taken by Nipuna Services is secured by way of hypothecation of book debts.

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

g)	Investments

On May 12, 2005, Satyam Computer Services acquired a 75% equity interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005.

The consideration for the 75% equity interest in Citisoft amounted to Rs. 6,148.97 Lakhs including direct acquisition costs of Rs. 312.22 Lakhs. Satyam Computer Services is also required to pay an amount of Rs. 8,502 Lakhs (Equivalent GBP 10.80 millions) towards Deferred and Earn out consideration on the basis of continuing employment by key employees and achieving of certain revenue and profit performance targets. In addition to the above Satyam Computers Services is also required to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT is contingent on Citisoft achieving certain revenues and profit performance targets amounting to maximum of Rs. 2,125.44 Lakhs (Equivalent GBP 2.70 millions).

The initial cash consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be completed within one year from the date of the acquisition, may result in certain adjustments to the purchase price allocation. The allocation of the purchase price resulted in goodwill of Rs. 5,104.73 Lakhs.

The goodwill has been allocated to the IT services segment.

Satyam Computer Services Limited

h)	Balances with Non-Scheduled Banks
Rs. in lakhs

		Balances as at
Name of the Bank	June 30, 2005	June 30,2004	March 31,2005
	(Unaudited)	(Unaudited)	(Audited)

Balances with Non-Scheduled Banks on Current Accounts

ANZ Grindlays Bank, New York	0.09	0.08	0.09
Banque National De Paris, Spain	69.46	62.97	103.54
Banque National De Paris, Taipei	100.14	80.48	115.40
BankOne, Canada	0.17	2.05	0.91
BankOne, Michigan	36.55	58.16	31.93
Citibank NA, Bangkok	763.77	93.63	780.24
Citibank NA, Chicago	3.72	3.99	3.74
Citibank NA, Dubai	152.34	26.69	175.13
Citibank NA, Hong Kong	31.78	10.40	12.27
Citibank NA, Kuala Lumpur	140.98	316.52	63.47
Citibank NA, London	85.95	863.60	274.62
Citibank NA, New York	1,131.37	32.67	803.21
Citibank NA, Seoul	592.17	237.40	523.08
Citibank NA, Singapore	771.35	74.25	254.35
Citibank NA, Sydney	2,028.50	583.89	790.44
Citibank NA, Toronto	184.03	171.30	131.69
Commerce Bank, New York	0.23	0.24	0.23
Citibank – Hungary	18.96	—	13.67
Citibank – New Zealand	47.42	—	—
Citibank – South Africa	35.76	—	—
Dresdner Bank, Saarbruecken	165.13	76.62	183.11
First Union National Bank, New Jersey	558.63	376.75	357.50
First Union National Bank, Atlanta	170.95	234.99	115.76
Hong Kong and Shanghai Banking Corporation, London	1,011.64	1,147.03	1,700.25
Hong Kong and Shanghai Banking Corporation, Shanghai	113.62	3.79	82.09
Hong Kong and Shanghai Banking Corporation, Tokyo	833.31	640.96	712.60
KBC Bank N V, Brussels	65.85	62.89	133.89
Mitsui Sumitomo Bank, Tokyo	33.78	27.61	25.58
Pudong Development Bank, Shanghai	7.23	—	0.80
UBS – Switzerland	100.31	—	99.16
Unicredit Banca , Italy	243.15	—	30.05
United Bank, Vienna	212.32	156.11	1,686.42
Woori Bank, Korea	29.48	0.01	29.76

	9,740.14	5,345.08	9,234.98

Balances held on Deposit Accounts
Bank of China, Shanghai	—	0.15	—

	—	0.15	—

Satyam Computer Services Limited

i)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two-business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005 2004 are as follows:

Business Segment

			Rs. In lakhs
Description	Quarter ended June 30, 2005 (Unaudited)
	IT Services	BPO	Elimination	Consolidated
				Total

Revenue
Sales to external customers	105,012.06	858.46	—	105,870.52
Inter Segment Sales	631.48	590.85	(1,222.33)	—

Total Revenue	105,643.54	1,449.31	(1,222.33)	105,870.52

Segment result–Profit/(Loss)	21,969.48	(1,033.67)	—	20,935.81
Interest expense	23.91	23.01	—	46.92
Other income	2,351.58	(9.75)	—	2,341.83
Income taxes	3,894.54	25.53	—	3,920.07

Profit/(Loss) from ordinary activities	20,402.61	(1,091.96)	—	19,310.65
Share of loss in associate company	(306.57)	—	—	(306.57)
Minority Interest	15.64	—	—	15.64
Profit/(Loss) after Tax and share of loss in associate company	20,111.68	(1,091.96)	—	19,019.72

Other Segment Information			—
Capital Expenditure	5,727.91	54.17	—	5,782.07
Depreciation	2,880.95	252.87	—	3,133.82
Non-cash expenses other than depreciation	26.80	3.96	—	30.76

Satyam Computer Services Limited

			Rs. In lakhs
	Quarter ended June 30, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Consolidated
				Total

Revenue
Sales to external customers	77,535.56	450.04	—	77,985.60
Inter Segment Sales	461.79	250.62	(712.41)	—

Total Revenue	77,997.35	700.66	(712.41)	77,985.60

Segment result–Profit/(Loss)	17,264.16	(783.92)	—	16,480.24
Interest expense	22.35	0.73	—	23.08
Other income	3,068.79	18.57	—	3,087.36
Income taxes	3,006.26	—	—	3,006.26

Profit/(Loss) from ordinary activities	17,304.34	(766.08)	—	16,538.26
Share of loss in associate company	(163.65)	—	—	(163.65)

Profit/(Loss) after Tax and share of loss in associate company	17,140.69	(766.08)	—	16,374.61

Other Segment Information
Capital Expenditure	1,990.59	1,342.89	—	3,333.48
Depreciation	2,618.58	86.81	—	2,705.39
Non-cash expenses other than depreciation	520.26	1.50	—	521.76

				Rs. In lakhs
	Year ended March 31, 2005 (Audited)
Description	IT Services	BPO	Elimination	Consolidated
				Total

Revenue
Sales to external customers	348,988.14	3,096.77	—	352,084.91
Inter Segment Sales	2,083.20	1,363.43	(3,446.63)	—

Total Revenue	351,071.34	4,460.20	(3,446.63)	352,084.91

Segment result–Profit/(Loss)	78,991.84	(3,718.45)	—	75,273.39
Interest expense	86.85	4.34	—	91.19
Other income	8,691.27	(8.04)	—	8,683.23
Income taxes	11,755.73	0.35	—	11,756.08

Profit/(Loss) from ordinary activities	75,840.53	(3,731.18)	—	72,109.35
Share of loss in associate company	944.87	—	—	944.86

Profit/(Loss) after Tax and share of loss in associate company	74,895.43	(3,731.18)	—	71,164.49

Other Segment Information
Capital Expenditure	15,478.67	3,184.19	—	18,662.86
Depreciation	10,575.16	754.69	—	11,329.85
Non-cash expenses other than depreciation	1,406.85	4.44	—	1,411.29
     Particulars of Segment Assets and Liabilities

Rs. in lakhs
	As at June 30, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Consolidated
				Total

Segment Assets	208,723.70	7,160.45	(4,757.38)	211,126.77
Investments	18,145.45	0.10	(10,820.71)	7,324.84
Bank Deposits	179,932.32	36.37	—	179,968.69
Other Assets	5,493.53	—	—	5,493.53

Total Assets	412,295.00	7,196.92	(15,578.09)	403,913.83

Segment Liabilities	44,997.42	1,615.16	(4,757.38)	41,855.20
Other Liabilities	6,827.08	2,133.05	—	8,960.13

Total Liabilities	51,824.50	3,748.21	(4,757.38)	50,815.33

Satyam Computer Services Limited

				Rs. in lakhs
	As at June 30, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Consolidated
				Total

Segment Assets	157,743.74	4,748.35	(3,574.51)	158,917.58
Investments	19,132.47	3,001.96	(10,820.71)	11,313.72
Bank Deposits	147,079.00	534.97	—	147,613.97
Other Assets	11,659.13	—	—	11,659.13

Total Assets	335,614.34	8,285.28	(14,395.22)	329,504.40

Segment Liabilities	38,798.99	913.59	(3,574.51)	36,138.07
Other Liabilities	5,796.18	60.91	—	5,857.09

Total Liabilities	44,595.17	974.50	(3,574.51)	41,995.16

				Rs. in lakhs
	As at March 31, 2005 (Audited)
Description	IT Services	BPO	Elimination	Consolidated
				Total

Segment Assets	181,470.69	5,534.04	(3,288.91)	183,715.82
Investments	18,452.02	0.10	(10,820.71)	7,631.41
Bank Deposits	180,587.79	35.98	—	180,623.77
Other Assets	3,517.72	—	—	3,517.72

Total Assets	384,028.22	5,570.12	(14,109.62)	375,488.72

Segment Liabilities	42,682.85	1,729.52	(5,291.63)	39,120.74
Other Liabilities	5,774.03	781.69	—	6,555.72

Total Liabilities	48,456.88	2,511.21	(5,291.63)	45,676.46

Geographic Segment
Revenue attributable to location of customers is as follows:	Rs. in lakhs

	Quarter ended June 30,		Year ended
Geographic location	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

North America	70,275.80	52,751.04	239,933.30
Europe	18,809.88	11,859.74	57,667.18
Japan	1,522.81	1,575.07	6,096.56
India	4,189.52	3,407.71	13,389.44
Rest of the World	11,072.51	8,392.04	34,998.43

Total	105,870.52	77,985.60	352,084.91

Segment assets based on their location are as follows:	Rs.in lakhs

	Segment Assets			Addition to fixed assets
Geographic location	As at June 30,		As at March 31,	Quarter ended June 30,		Year ended
	2005	2004	2005	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)

North America	108,956.89	48,395.95	91,857.63	168.71	58.61	381.25
Europe	17,755.65	2,956.01	15,127.29	5,247.02	15.52	125.30
Japan	5,502.40	971.82	2,239.06	9.91	—	179.59
India	61,552.54	103,769.61	56,709.67	4,954.19	3,139.77	17,410.23
Rest of the World	17,359.29	2,824.19	17,782.17	60.86	119.58	566.49

Total	211,126.77	158,917.58	183,715.82	10,440.69	3,333.48	18,662.86

Satyam Computer Services Limited

j)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Associate: Sify Limited

Others: Alambana Trust.

Enterprise where trustees are spouses of Whole-time Directors and Key Managerial Personnel of Satyam Computer Services.

Whole-time Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, D. Subramaniam, V.Srinivas, G. Jayaraman , Shailesh Shah , Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr.Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Prakash Challa, M Satyanarayana and Sandeep Madan (Partly employed).

Summary of the transactions and balances with the above related parties is as follows:

Transactions :

		Rs.in lakhs
	Quarter ended June 30,		Year ended
	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

Associate
Outsourcing	292.72	107.71	967.33
Fixed Assets	44.37	—	10.72
Other Services	55.64	4.53	133.87
Others
Contribution	51.38	—	—

Balances :

		Rs.in lakhs
		As at June 30,	As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Associate
Payables	337.63	195.08	258.64
Investments	7,324.68	8,311.70	7,631.25
Advances	0.52	76.14	0.75

     Transactions with Whole-time Directors and Key Managerial Personnel

		Rs.in lakhs
	Quarter ended June 30,		Year ended
	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

Remuneration to Whole-time Directors	45.45	13.89	90.37
Remuneration to Key Management Personnel	494.23	154.99	1906.79
Advances to Key Management Personnel	—	75.69	224.73

     Balances due to / from Directors and Key Managerial Personnel

		Rs.in lakhs
		As at June 30,	As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Remuneration payable to Whole-time Directors	21.48	22.10	21.48
Remuneration payable to Key Management Personnel	17.17	7.73	130.70
Advances due from Key Management Personnel	50.29	36.46	74.48

Satyam Computer Services Limited

i)	Options granted and outstanding to the Key Management Personnel 3,796,088 {includes 823,112 options granted under ASOP — ADS} (June 30, 2004 – 1,887,411 {includes 401,300 options granted under ASOP ADS}, March 31, 2005 – 3,711,766 {includes 618,432 options granted under ASOP — ADS}).
k)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

		Rs.in lakhs
	Quarter ended June 30,		Year ended
	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

Lease rentals (Refer Schedule 16)	1,788.29	1,140.87	5,629.83

		As at June 30,	As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Obligations on non-cancelable leases:

Not later than one year	1,871.38	843.32	1,897.78
Later than one year and not later than five years	2,327.02	2,139.17	2,797.77
Later than five years	230.31	355.07	255.85

Total	4,428.71	3,337.56	4,951.40

l)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

S.No	Particulars	Quarter ended June 30,		Year ended
		2005	2004	March 31, 2005
		(Unaudited)	(Unaudited)	(Audited)

Basic
1.	Opening number of shares	319,265,291	316,251,710	316,251,710
2.	Total shares outstanding	319,854,748	316,578,367	317,751,639
3.	Profit After Taxation and share of loss in associate company (Rs. in lakhs )	19,019.72	16,374.61	71,164.49
4.	EPS (Rs.)	5.95	5.17	22.40
Diluted
5.	Stock options outstanding	7,350,797	4,849,770	6,694,137
6.	Total shares outstanding (including dilution)	327,205,545	321,428,137	324,445,776
7.	EPS (Rs.)	5.81	5.15	21.93

Satyam Computer Services Limited

m)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

		Rs.in lakhs
	Quarter ended June 30,		Year ended
Description	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Audited)

Income from Sales and Services	772.96	565.13	2,885.47
Other Income	(3.76)	11.66	2.71

Total	769.20	576.79	2,888.18

Personnel expenses	344.22	285.40	1,455.29
Other expenses	317.48	166.31	883.61
Interest	3.91	2.83	10.93
Depreciation	36.89	9.25	100.74

Total	702.50	463.79	2,450.57

Net Income	66.70	113.00	437.61

Secured Loans	102.76	22.80	123.81
Fixed Assets	342.81	231.56	343.62
Inventories	18.23	32.81	18.53
Sundry Debtors	1,171.52	1,035.11	1,142.26
Cash and Bank Balances	102.66	151.45	193.49
Loans and Advances	474.61	449.83	470.59
Interest Accrued on Fixed Deposit	1.16	1.24	0.87
Current Liabilities	501.03	774.12	601.97
Provisions	145.45	31.91	110.34

n)	Commitments and Contingencies

i)	Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna Services to the investors on redemption of the said Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$ 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna Services into Ordinary Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 3,693.49 lakhs (June 30, 2004 – Rs. 2,146.48 lakhs, March 31, 2005 Rs. 3,620.39 lakhs).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 5,478.04 lakhs (June 30, 2004 – Rs. 4,259.00 lakhs, March 31, 2005 — Rs. 3,874.31 lakhs).

iv)	Forward Contracts outstanding Rs. 74,657.75 lakhs (Equivalent USD 171.00 millions) {June 30, 2004 — Rs. 49,651.20 lakhs (Equivalent USD 107.75 millioms), March 31, 2005 — Rs. 131,726.16 lakhs (Equivalent USD 301.50 millions). Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 719.66 lakhs (June 30, 2004 – Rs. 2,453.28 lakhs, March 31, 2005 – Rs. 65.29 lakhs).

v)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 6.26 lakhs (June 30, 2004 – Rs. 1.70 lakhs, March 31, 2005 – Rs. 5.12 lakhs).

vi)	Contingent consideration payable in respect of Citisoft acquisition Rs. 10,627.44 lakhs (Equivalent GBP 13.50 millions).

vii)	Satyam Computer Services has given a corporate guarantee on behalf of Nipuna Services for the loan obtained amounting to maximum of Rs. 8,710.00 lakhs (Equivalent USD 20 millions )

Satyam Computer Services Limited

o)	Subsequent event

On July 21, 2005, the Board of Directors of Satyam Computer Services, approved the proposed acquisition of Knowledge Dynamics Pte Ltd, Singapore, (Knowledge Dynamics), a leading Data Warehousing and Business Intelligence Solutions provider. Satyam Computer Services will acquire 100% of the fully diluted share capital of Knowledge Dynamics Pte Ltd for a total maximum purchase consideration of S$ 9.20 million in all cash transaction. The purchase consideration would comprise an initial consideration, deferred consideration and contingent consideration based on earnings. The transaction is expected to be consummated by end of August 2005 and is subject to various regulatory approvals.

p)	Reclassification

Figures for the corresponding period have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the quarter ended June 30, 2005
Rs. in lakhs

		Quarter Ended	Quarter Ended	Year Ended
		30.06.2005	30.06.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)

A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	20,444.36	17,142.34	73,415.57
	Depreciation	3,131.07	2,705.39	11,329.85
	Loss on sale of Fixed Assets	30.76	42.80	118.09
	Dividend income on Current Investments	—	(1.85)	(10.66)
	Minority Interest	(15.65)	—	—
	(Increase)/Decrease in Inventories	0.30	15.97	30.25
	(Increase)/Decrease in Sundry Debtors	(10,234.18)	(7,166.54)	(18,112.58)
	(Increase)/Decrease in Loans and Advances	1,069.33	(525.28)	(3,711.71)
	Increase/(Decrease) in Current Liabilities and Other Provisions	1,251.33	5,866.38	8,470.16
	Income Taxes Paid	(2,800.99)	(1,971.89)	(11,379.71)
	Exchange differences on translation of foreign currency cash and cash equivalents	1,135.72	(1,865.59)	538.00

	Net Cash Flow from Operating Activities	14,012.05	14,241.73	60,687.26

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(5,224.16)	(3,333.48)	(18,662.86)
	Purchase of Long Term Investments	(5,175.61)	—	—
	Proceeds from sale of Fixed Assets	43.59	20.26	125.80
	Proceeds from sale of Current Investments	—	6.35	19.22
	Proceeds from Long Term matured Deposits	—	—	144,145.52
	Investment in Long Term Deposits	—	—	(179,550.00)
	Dividend income from Current Investments	—	1.85	10.66
	Interest accrued / income received	628.80	496.70	16,724.70

	Net Cash Flow from Investing Activities	(9,727.38)	(2,808.32)	(37,186.96)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital	3,601.56	5,717.40	11,177.19
	Receipt of Share Application money pending allotment	293.45	21.68	44.66
	Proceeds from Secured Loans	1,686.65	335.11	2,561.80
	Repayment of Secured Loans	(231.09)	(182.33)	(1,489.70)
	Financial Expenses Paid	(46.91)	(23.08)	(91.19)
	Dividends Paid	—	—	(17,226.50)

	Net Cash Flow from Financing Activities	5,303.66	5,868.78	(5,023.74)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(1,135.72)	1,865.59	(538.00)

	Net Increase in Cash and Cash equivalents during the period	8,452.61	19,167.78	17,938.56
	Cash and Cash equivalents at the beginning of the period	57,463.26	39,524.70	39,524.70

	Cash and Cash equivalents at the end of the period	65,915.87	58,692.48	57,463.26

	Supplementary Information

	Cash and Bank Balances as per Balance sheet	245,465.87	199,836.14	237,013.26
	Add: Current Investments in Mutual Funds considered as cash equivalents	—	3,001.86	—
	Less: Long Term Deposits with Scheduled Banks considered as Investments	179,550.00	144,145.52	179,550.00

	Balance considered for Cash Flow Statement	65,915.87	58,692.48	57,463.26

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : July 21, 2005